Mail Stop 4561

June 29, 2007

David Walters
Chief Executive Officer
STI Group, Inc.
30950 Rancho Viejo Road, #120
San Jose, CA 92675

      Re: STI Group, Inc.
              Registration Statement on Form SB-2
              Filed May 14, 2007
              File No. 333-142911

Dear Mr. Walters:

Our review of your filing was limited and did not encompass the financial statements and related matters. Based on this limited review we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the initial public offering price for the proposed offering).

2.   Please provide us, with a view toward disclosure in the prospectus, with tabular

disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

3.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible note" means the securities underlying the note that may be received by the persons identified as selling shareholders]:

  - the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

  - the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

  - the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

  - the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Three and Comment Four.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments [as disclosed in response to Comment Two] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to Comment Three] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or

any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

   In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

   - the date on which each such selling shareholder entered into that short position; and

   - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Facing Sheet

12.   The notes to the fee table suggest that you seek to register any additional shares issuable by reason of adjustments to the conversion rate of the debenture. Adjustments to the conversion rate such as those required by the second paragraph of Section 1.6(d) of the Callable Secured Convertible Note are not similar to an anti-dilution provision and do not appear to be within Rule 416. This adjustment is a price protective provision, not a standard anti-dilutive one, and it should be described as such throughout the prospectus. Additionally, please delete the phrase "effected without the receipt of consideration" from footnote 1 to the fee table. Confirm that you do not intend to use the registration statement for resales of additional shares issued pursuant to price-protection adjustments.

Cover Page

13.   The information regarding the conversion rate for the debentures on the cover page should be limited to what is truly key to an investment decision. Ensure that the text concerning the conversion rate is expressed in concise terms. You will know whether the filing is declared effective by September 30, 2007, so the information concerning the alternative computation of a conversion rate will not be applicable. It appears that on the cover page and elsewhere in the forepart of the prospectus that you can use the 60% amount unless you file a pre-effective amendment after September 30, 2007.

14.   Please disclose the initial offering price at which the shares will be offered, which must be a fixed amount until trading prices are established in a market that has been identified by you. Revise the text at page 20 under the heading "Determination of Offering Price" accordingly.

15.   Also, expand the third paragraph to refer to your contractual obligation and plans to have your common stock included for trading on the OTCBB. In your response letter, please inform us of concerning what must be accomplished to achieve this objective.

Inside Cover Page

16.   Provide the information responsive to paragraph (b) of Item 502 of Regulation S-B in a location conforming to that disclosure guideline.

About This Prospectus, page 5

17.   The summary should immediately follow the inside cover page. The text currently appearing under this heading should be removed or placed in port of the document that is not subject to the requirements of Rule 421(d). A definition of words whose meaning should be clear to investors, such as "we", "our", "us", and "the Company" appears unnecessary and inconsistent with the requirements of Rule 421(b).

Prospectus Summary, page 6

18.   We direct your attention to Rule 421 of the Securities Act of 1933 regarding the presentation of information "in a clear, concise, and understandable manner." In both your Summary and in you your "Description of Business" beginning on page 36, you use technical jargon and other such terminology that renders your disclosure difficult to understand. Please consider replacing such terms as "vertical markets," "reference customers," "leveraging our relationships," "we intend to replicate the model of employing our solutions," and "cross-selling opportunities" with simple language that will allow the reader to easily understand what is being described.

19.   Please disclose the value placed upon the 60,000 shares of Class A Preferred stock issued in the December, 2006, acquisition of Solana Technologies, Inc. Please disclose how the value of Solana was determined and any other terms involved in the acquisition.

20.   You indicate that your services have been predominately provided in the United States. In your response letter, provide us with a list of all jurisdictions in which your services have been provided, or in which your company conducts business.

December 2006 Secured Convertible Note Financing, page 7

21.   Revise the first sentence of this section to state the amount the note holders paid STI to purchase the convertible note with a nominal value of $750,000. Clarify when that amount was received. In the final sentence of the first paragraph of this section you indicate that the selling shareholders "purchased or will purchase" the convertible notes and warrants. Discuss the extent to which the purchases have not yet occurred. We note

that on page 9, you state that the gross proceeds of $750,000 were received from the sale of the convertible notes, and that exhibit 10.3 appears to concern a single-step transaction that was scheduled to close on December 15, 2006. Please reconcile your disclosure.

22.   It appears that in computing the common stock outstanding before the offering on page 9 that you gave effect to shares of common stock issuable upon conversion of Series A preferred stock. If the preferred shares have not been converted as of the time your document is filed, please revise to present the percentage of outstanding shares, based on actually outstanding shares. We will not object to a footnote that provides information concerning the effect conversions or exercises would have on the percentages, however.

Risk Factors, page 11

23.   In the carryover paragraph on pages 13-14, you use the phrase "other leading companies in our business". In your response letter and with a view to disclosure, tell us the basis on which you maintain that STI Group is a "leading company" in its industry. Alternatively, remove the word "other" from this sentence and ensure that any other express or implied claims that your company is a leader in the industry are supportable and explained in the prospectus disclosure.

24.   Please expand the first and last paragraphs on page 16 to inform stockholders concerning the potential adverse effects the overhang of the large amounts of common stock issuable with respect to the convertible notes, preferred stock and warrants may have on future efforts to raise capital.

Selling Stockholders, page 23

25.   Please revise the "percentage owned after offering" column so that the amount presented for each selling shareholder is computed assuming only that shareholder converts its notes and exercises its warrants and resells the related securities. You should not assume that all selling shareholders will concurrently convert, exercise and resell all of the underlying securities. Rather, the percentage after offering column should be based solely on the activities of the individual shareholder. You may supplement the amounts in the revised table with footnote disclosure to the extent you believe additional information is necessary or informative. Any such footnotes should explain the basis for and the significance of the assumptions made in your supplemental computations of percentage ownership.

26.   Please confirm, if true, that there are no registered broker-dealers or affiliates of registered broker-dealers among the selling stockholders.

Management's Discussion and Analysis and Plan of Operations, page 31

27.   We note that STI was incorporated on September 18, 2006. In your response letter, describe the steps taken in incorporating STI. For example, tell us whether assets, customer lists, accounts payable or accounts receivable were transferred to or contributed to STI in the incorporation or in another transaction. Describe the employees who began providing services for STI on September 18, 2006 and tell us whether they had previously been providing those services to STI's customers or to others during the periods prior to September 18, 2006. Tell us when the contracts that were performed in whole or in part during the period included in the financial statements were entered into. In the prospectus explain the steps that the company took that enabled it to generate approximately $1.5 million of revenue in a three-month period that immediately followed its formation.

28.   Please revise to include discussion of any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the small business issuer's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates, Accounts Receivable, page 32

29.   We note that the accounts receivable are large when compared to the revenues realized in the December 31, 2006 period and to the total assets of the company. Please include a more detailed discussion of how it was determined that all of these accounts receivable were collectible.

Results of Operations, page 34

30.   This section is does not inform investors of the underlying business conditions or events that led to the recorded amounts presented in the financial statements. In the current form, the text simply recites amounts taken from the financial statements and supplements those with arithmetic computations based on those financial statement amounts. For example, revise to discuss how the company generated its initial customers and the nature of the contracts or contacts with the customers. Discuss management's views of the company's performance in initiating operations and generating the intitial revenues, as well as management's objectives and their views concerning the company's prospects for the future and know effects on the results of operations, liquidity and capital resources with respect to those plans and prospects.

31.   Similarly, in describing the interest expense you recorded, explain to investors more specifically why such a large portion of the $750,000 note principal was recorded as interest expense. Discuss whether the recorded interest expense in the historical period is

similar to or different from what you will be recording in future periods, providing quantitative information concerning the effect.

32. Similarly, the liquidity and capital resources section of the prospectus does not provide tangible and meaningful descriptions of the significant events that affected your cash flows. For example, discuss the events that led to the issuance of the note receivable to the related party. Explain how the net proceeds of the sale of the convertible note and warrant were obtained and then applied by you. Discuss the extent to which proceeds of that capital transaction have not yet been applied. Identify and describe other material sources of capital are available to you.

33. Disclose whether your currently available capital resources are sufficient to fund your planned operations for a period of not less than 12 months from the expected effective date. To the extent known, explain the extent to which the planned business operations in that 12-month period will vary materially from those conducted during the historical one. To the extent you are unable to state that currently available capital resources are sufficient to fund planned operations for the 12-month period, disclose the estimated deficiency in capital resources and describe your current plans to address any deficiency. We are aware that in note 1 of the audited financial statements, management expressed its view that capital resources then available were expected to be sufficient to fund 12 months of operations from that prior time. However, your statement on page 36 that current capital resources are sufficient to meet your needs in the "near term" is not sufficiently specific. It fails to address a minimum period of 12 months from the date of the prospectus.

34. Ensure that you address the impact of your reliance on a related party to provide substantial services and the effect that arrangement is expected to have on your liquidity position.

Description of Business, page 36

The Company, page 36

35. As previously requested, please revise this section to provide a clearer and more informative discussion of STI's plans and evolution using less jargon. For example, explain what you mean by a "turnkey network and design implementation service" and "total life cycle support of advanced communication networks.". The explanation of your business should be sufficiently detailed and accessible to inform someone who is not familiar with your company or your industry about the services you provide, including the process through which you generate revenues.

36. You refer to a plan to acquire complimentary businesses. Please disclosure whether you have any current plans, proposals or arrangements concerning future acquisitions.

Company Background, page 37

37.   Revise the text under this sub-heading to explain the formation transaction for Solana
        Technologies, Inc., your accounting predecessor. Explain whether the activities
        conducted by Solana from September 18, 2006, were preceded by business activities in
        another form. The ongoing business in which new investors will participate should be
        emphasized in this section, rather than the mechanics of the acquisition transaction and
        the business history of the legal acquirer.

38.   Describe the business purpose and effect of the issuance of the 60,000 shares of Series A
        preferred to Monarch Bay Capital Group LLC. The text at page 42 should also be
        expanded to discuss the transactions with Monarch that preceded the issuance of the
        shares as well as a materially complete explanation of the terms of the issuance and the
        economic purpose and impact of that transaction. In particular, discuss the transactions
        that led to the dispute with the investors holding these securities and the nature of the
        claims and obligations they waived in connection with their entry into the transaction.

Government Regulation, page 38

39.   To the extent that bidding on federal government contracts or on subcontracts within
        federal government contracts is subject to federal regulation, please disclose this
        regulation.

Management, page 40

40.   Disclose the minimum portion of Mr. Walters' working time that is expected to be
        devoted to the activities of STI. In this respect, it appears that substantial portions of his
        time are expected to be devoted to the business of Monarch Bay and to Bounce Mobile
        Systems. In addition to the disclosure in this section consider expanding the risk factor
        concerning your reliance upon Mr. Walters as a key employee to emphasize that
        substantial portions of his working time, discussed in quantitative terms, will be devoted
        to other entities.

41.   Please expand Mr. Walters' biographical information to provide information concerning
        his qualifications and experience in accounting and financial statement matters. We note
        that he is designated as your chief financial officer and principal accounting officer.

Certain Relationships and Related Transactions, page 42

42.   For all of these transactions, disclose how they would compare to similar transactions that would have been negotiated with unrelated third parties. Please also disclose what policy STI has regarding such transactions.

Security Ownership of Certain Beneficial Owners and Management, page 44

43.   We note that the Class A preferred stock is a voting security and an equity security. However, you did not present the information required by Item 403(a) and (b) of Regulation S-B with respect to that separate class of securities, in the required tabular format. Please revise accordingly.

44.   It appears from your disclosure that Keith Moore and David Walters share voting and dispositive powers with respect to the shares held for record by the Monarch entities. Please clarify your disclosure in this respect. If the beneficial ownership powers for these securities are shared, the source of the disparity in the number of shares reported as beneficially owned by Messrs. Moore and Walters is unclear.

Description of Securities, page 44

Convertible Notes and Warrants, page 46

45.   Please clarify what the company received and when that payment was received in exchange for the notes issued in December 2006. It appears this transaction was with a related party, and if so, the information about the transaction should be provided in that section of the filing.

Part II

Item 26. Recent Sales of Unregistered Securities, page 53

46.   Please include all material facts you relied upon in concluding that the referenced exemption was available.

Item 28. Undertakings, page 54

47.   Please see Items 512(f), (g), and (h) of Regulation S-B the Securities Act of 1922 and comply with the applicable section.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. Provide electronically filed marked copies of the amendment in accordance with Item 310 of

Regulation S-T. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact the Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Jody R. Samuels
        Richardson & Patel LLP
        The Chrysler Building
        405 Lexington Avenue, 25th Floor
        New York, NY 10174
        Facsimile no. (212) 907-6687